Corporate Headquarters:
RSP Permian, Inc.
3141 Hood St., Ste. 500
Dallas, Texas 75219-5018
Main: 214-252-2700
Fax: 214-252-2750

JUNE 26, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             RSP Permian, Inc.

Registration Statement on Form S-1
Filed May 30, 2014
File No. 333-196388

Ladies and Gentlemen:

Set forth below are the responses of RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 20, 2014, with respect to the Registration Statement on Form S-1, File No. 333-196388, filed with the Commission on May 30, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) through EDGAR.  For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 1 marked to show all revisions made since the initial submission of the Registration Statement.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to pages numbers and captions correspond to Amendment No. 1 unless otherwise specified.  Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-1

General

1.                                      On your prospectus cover page, please describe the method by which the price is to be determined. Also include this information in your underwriting section. See Instruction 2 to Item 501(b)(3) of Regulation S-K.

RESPONSE:                            We acknowledge the Staff’s comment.  We respectfully submit that in accordance with Item 501(b)(3) of Regulation S-K, our prospectus cover page contains a table that will set forth the price to the public, underwriting discounts and commissions, and selling stockholders’ net proceeds, on a per share basis and for the total amount of the offering.  As permitted by Rule 430A of the Securities Act of 1933, we have not completed this table; instead, we will complete this table and provide other pricing information in a Rule 424(b) final prospectus. In accordance with Rule 430A, we have included the undertaking in Regulation S-K Item 512(i) on page II-4 of Amendment No. 1. With respect to our “Underwriting” section, in the second paragraph under “Commissions and Expenses” on page 157, we have disclosed that the “The Representative has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per share.”

Prospectus Summary, page 1

RSP Permian Holdco, L.L.C. Distribution of RSP Permian, Inc. Common Stock, page 12

2.                                      We note your disclosure that RSP Permian Holdco, L.L.C. will distribute shares of your common stock to its members, some of whom will offer all or a portion of the shares distributed to them in this offering. However, this disclosure does not appear to reflect the ownership of RSP Permian Holdco as described in the table at page 132, and accompanying footnotes. For example, Natural Gas Partners IX, L.P. is identified as a selling stockholder, but is not identified as a member of RSP Permian Holdco. Please advise, or revise your disclosure accordingly.

RESPONSE:                            Prior to the offering to which the Registration Statement pertains, RSP Permian Holdco, L.L.C. will distribute shares of the Company’s common stock to certain of its members, including Production Opportunities II, L.P. (“Production Opportunities”).  Immediately upon receipt of such shares and prior to the offering, Production Opportunities will make a pro rata distribution of such shares to its partners, including Natural Gas Partners IX, L.P., which will sell such shares in the offering.  The Registration Statement has been revised to so clarify.  Please see pages 12, 132 and 134 of Amendment No. 1.

Principal and Selling Stockholders, page 132

3.                                      For Natural Gas Partners IX, L.P., please revise to identify the natural person or persons who exercise sole and/or shared voting or investment control over the securities offered for resale by that shareholder. For guidance, please refer to Compliance and Disclosure Interpretations: Regulation S-K, Question 140.02 at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE:                            We acknowledge the Staff’s comment and respectfully submit that no natural person exercises sole or shared voting or investment control over the securities offered for resale by Natural Gas Partners IX, L.P. (“NGP IX LP”).  As disclosed in footnote (12) to the Principal and Selling Stockholder table set forth on pages 133-134 of Amendment No. 1, GFW IX, L.L.C., which is the sole general partner of NGP IX LP, has delegated the full power and authority to manage NGP IX LP to NGP Energy Capital Management, L.L.C. (“NGP ECM”).  At the time of formation of NGP IX LP, such power and authority was delegated to NGP ECM pursuant to a Management Service Agreement (the “MSA”) entered into by and among NGP ECM, GFW IX, L.L.C. and NGP IX LP.  Under the MSA, NGP ECM is delegated all authority to:

“furnish . . . the Partnership [NGP IX LP] with all of the investment management [and] advisory . . . services necessary or advisable in order for the General Partner [GFW IX, L.L.C.] to perform its obligations to the Partnership pursuant to the Partnership Agreement, including without limitation seeking out and investigating investment opportunities for the Partnership, recommending investment actions for the Partnership, negotiating the terms and conditions of investments by the Partnership, monitoring investments of the Partnership, [and] recommending when Partnership investments should be sold.”

Accordingly, the core functions of NGP IX LP are performed by NGP ECM.  Decisions at NGP ECM are effected through the majority vote of an executive committee that consists of five individuals.  None of the members of the executive committee of NGP ECM individually holds such power. Further, the MSA may be terminated only if, among other things, “Supermajority Approval” of the members holding 75% of the membership interests in GFW IX, L.L.C. is obtained.  Such “Supermajority Approval” would require at least three of GFW IX, L.L.C.’s members voting together.  As such, the Company believes no natural person exercises sole or shared voting or investment control over the securities offered for resale by NGP IX LP.

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987).  In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company.  Five trustees, who could only act by majority vote, administered each such plan.  No trustee could act individually to vote or sell shares held by the plans.  We also believe the “rule of three,” as articulated by Romeo & Dye in The Section 16 Deskbook, Summer 2013 edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter, likewise supports our view.  As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Although we believe no natural person exercises sole or shared voting or investment control over the securities offered for resale by NGP IX LP, in order to provide additional clarity, we have revised footnote (12) on pages 133-134 of Amendment No. 1 to include the following sentences after the second sentence of the first paragraph of such footnote: “Kenneth A. Hersh, an Authorized Member of GFW IX, L.L.C., may also be deemed to share the power to vote, or to direct the vote, and to dispose, or to direct the disposition of, such shares. Mr. Hersh does not own directly any shares of our common stock. David Albin, one of our directors, may also be deemed to share the power to vote, or to direct the vote, and to dispose, or to direct the disposition of, those shares by virtue of his shared control of GFW IX, L.L.C. Mr. Albin does not own directly any shares of our common stock.”

*              *              *              *              *

If you have any questions with respect to the foregoing, please contact Christopher G. Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712 or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ James E. Mutrie
Name:	James E. Mutrie
Title:	Vice President and General Counsel

Enclosures

cc:                                Douglas E. McWilliams, Vinson & Elkins L.L.P.

Christopher G. Schmitt, Vinson & Elkins L.L.P.